Entravision  Communications  Corporation   2425 Olympic Blvd., Suite 6000 West   Santa Monica, CA 90404   T 310.447.3870   F 310.447.3899

January 22, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Mr. Larry Spirgel

Re:        Entravision Communications Corporation
       Form 10-K for the fiscal year ended December 31, 2008
       Filed March 16, 2009

Ladies and Gentlemen:

We respectfully submit below the responses of Entravision Communications Corporation, a Delaware corporation (“Entravision”), to the comments of the SEC Staff contained in your letter dated December 17, 2009.  For your convenience, we have included each of your comments from that letter followed by Entravision’s response.  Along with its EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

SEC Comments:

Form 10-K for the year ended December 31.2008
Application of Critical Accounting Policies and Accounting Estimates
Goodwill and Indefinite Intangible Assets, page 59

1.           We note that broadcasting licenses accounted for 50% of total assets as of December 31, 2008. We note that revenues and operating income have declined during 2008 and 2009 due to the negative impact of the current economic environment. As a result of the annual impairment test of your units of accounting in the fourth quarter of 2008, you determined that a portion of your FCC licenses balance was not impaired.

In light of the significance of your FCC broadcasting licenses balance and the impairment charges, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with' sufficient information about management's insights and assumptions with regard to the recoverability of FCC broadcasting licenses. For each unit of accounting with a material license balance that faces impairment risk, please disclose:

•	The percentage by which fair value exceeded carrying value as of the most recent impairment test date;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of MD&A, that none of your units of accounting with significant licenses are at risk of impairment.
For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.           We note the disclosure of your impairment tests in Note 4, Goodwill and other intangible assets, at page F-20. It appears that you use a discounted cash flow methodology to determine the fair value of your FCC broadcasting licenses. In this regard please disclose in your critical accounting policies and estimates section of MD&A, how your fair value method isolates the cash flows associated with each unit of accounting as required by EITF D-108.

3.           We note that goodwill represents approximately 10% of total assets as of December 31,
2008. In light of the significance of your goodwill balance and the impairment charges recorded in 2008, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Response:  Entravision is currently performing our annual impairment test and we intend to update the disclosures when we have completed the annual impairment test.  We propose to disclose:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test for indefinite life intangible assets;
•	If applicable, that none of our units of accounting with significant licenses are at risk of impairment;
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test for goodwill;
•	Amount of goodwill allocated to the reporting unit;
•	If applicable, that neither of our reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test; and
•	If applicable, the amount of impairment in either of our reporting units.

Entravision proposes to revise and enhance the disclosure in our critical accounting policies regarding the impairment testing policy of goodwill and indefinite life intangible assets.  Entravision believes this enhanced and comprehensive disclosure enhances the overall disclosure in our filing for our investors.  In addition to the disclosures above, Entravision proposes to revise its disclosure in future filings as follows:

Goodwill

We believe that the accounting estimates related to the fair value of our reporting units and indefinite life intangible assets and our estimates of the useful lives of our long-lived assets are “critical accounting estimates” because: (1) goodwill and other intangible assets are our most significant assets, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as on our results of operations, could be material. Accordingly, the assumptions about future cash flows on the assets under evaluation are critical.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination.  We test our goodwill and other indefinite-lived intangible assets for impairment annually on the first day of our fourth fiscal quarter, or more frequently if certain events or certain changes in circumstances indicate they may be impaired.  In assessing the recoverability of goodwill and indefinite life intangible assets, we must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets.

Goodwill impairment testing is a two-step process.  The first step is a comparison of the fair values of our reporting units to their respective carrying amounts. We have determined that each of our operating segments is a reporting unit.  If a reporting unit’s estimated fair value is equal to or greater than that reporting unit’s carrying value, no impairment of goodwill exists and the testing is complete at the first step.  However, if the reporting unit’s carrying amount is greater than the estimated fair value, the second step must be completed to measure the amount of impairment of goodwill, if any.  The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying amount to measure the amount of impairment loss, if any.  If the implied fair value of goodwill is less than the carrying value of goodwill, then an impairment exists and an impairment loss is recorded for the amount of the difference.

The estimated fair value of goodwill is determined by using a combination of a market approach and an income approach.  The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit’s operating performance.  The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to our reporting units. The market approach requires us to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums.   The current economic conditions have led to a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on our estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit.  The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples.  We estimated our discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television and radio industries.  These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us.  We also estimated the terminal value multiple based on comparable publicly-traded companies in the television and radio industries.  We estimated our revenue projections and profit margin projections based on internal forecasts about future performance.

The continuation or worsening of current economic conditions potentially could have an adverse effect on the capital markets, which would affect the discount rate assumptions, terminal value estimates, transaction premiums and comparable transactions.  Such economic conditions could also have an adverse effect on the fundamentals of our business and results of operations, which would affect our internal forecasts about future performance and terminal value estimates. Furthermore, such economic conditions could have a negative impact on the advertising industry in general or the industries of those customers who advertise on our stations, including, among others, the automotive, financial and other services, telecommunications, travel and restaurant industries, which in the aggregate provide a significant amount of our historical and projected advertising revenue. The activities of our competitors, such as other broadcast television stations and radio stations, could have an adverse effect on our internal forecasts about future performance and terminal value estimates.  Changes in technology or our audience preferences, including increased competition from other forms of advertising-based mediums, such as internet, social media and broadband content providers serving the same markets, could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums. Finally, the risk factors that we identify from time to time in our SEC reports could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums.

Given the uncertainties of the current economic environment and the impact it has had, and may continue to have, on our business, there can be no assurance that our estimates and assumptions made for the purposes of our goodwill impairment testing will prove to be accurate predictions of the future.  If our assumptions regarding internal forecasts of future performance of our business as a whole or of our units are not achieved, if market conditions change and affect the discount rate, or if there are lower comparable transactions and transaction premiums, we may be required to record additional goodwill impairment charges in future periods.  It is not possible at this time to determine if any such future change in our assumptions would have an adverse impact on our valuation models and result in impairment, or if it does, whether such impairment charge would be material.

Indefinite Life Intangible Assets

We believe that our broadcast licenses are indefinite life intangible assets.  An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to future cash flows.  The evaluation of impairment for indefinite life intangible assets is performed by a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference.  The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster, because such licenses are used together, are complimentary to each other and are representative of the best use of those assets.  Our individual market clusters consist of cities or nearby cities. We test our broadcasting licenses for impairment based on certain assumptions about these market clusters.

As is the case with determining the estimated fair value of goodwill, the estimated fair value of indefinite life intangible assets is also determined by using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each market cluster’s operating performance.  The multiples are derived from comparable markets with similar operating characteristics of our market clusters. The market approach requires us to make a series of assumptions, such as selecting comparable market clusters and comparable transactions and transaction premiums. The current economic conditions have led to a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on our estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk.  The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimate our discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television and radio industries.  These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us.  We also estimated the terminal value multiple based on comparable publicly-traded companies in the television and radio industries.  We estimated our revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market.  The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned conversion of format or upgrade of station signal. The assumptions we make about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

The continuation or worsening of current economic conditions potentially could have an adverse effect on the capital markets, which would affect the discount rate assumptions, terminal value estimates, transaction premiums and comparable transactions.  Such economic conditions could also have an adverse effect on the fundamentals of our business and results of operations, which would affect our internal forecasts about future performance and terminal value estimates. Furthermore, such economic conditions could have a negative impact on the advertising industry in general or the industries of those customers who advertise on our stations, including, among others, the automotive, financial and other services, telecommunications, travel and restaurant industries, which in the aggregate provide a significant amount of our historical and projected advertising revenue. The activities of our competitors, such as other broadcast television stations and radio stations, could have an adverse effect on our internal forecasts about future performance and terminal value estimates.  Changes in technology or our audience preferences, including increased competition from other forms of advertising-based mediums, such as internet, social media and broadband content providers serving the same markets, could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums. Finally, the risk factors that we identify from time to time in our SEC reports could have an adverse effect on our internal forecasts about future performance, terminal value estimates and transaction premiums.

    Given the uncertainties of the current economic environment and the impact it has had, and may continue to have, on our business, there can be no assurance that our estimates and assumptions made for the purposes of our impairment testing will prove to be accurate predictions of the future.  If our assumptions regarding internal forecasts of future performance of our business as a whole or of our units are not achieved, if market conditions change and affect the discount rate, or if there are lower comparable transactions and transaction premiums, we may be required to record additional impairment charges in future periods.  It is not possible at this time to determine if any such future change in our assumptions would have an adverse impact on our valuation models and result in impairment, or if it does, whether such impairment charge would be material.

We hope that this letter has been helpful and responsive to your requests.  If you have any questions or comments to these responses, please contact me directly at (310) 447-3895.

                   Sincerely,

                   /s/ Marissa de la Rosa

                   Marissa de la Rosa
                   Deputy General Counsel

cc:          Walter F. Ulloa
Philip C. Wilkinson
Christopher T. Young
Mark A. Boelke, Esq.
Lance Jon Kimmel, Esq.